Mail Stop 4561

August 16, 2006

Mark Meller
Chief Executive Officer
Trey Resources, Inc.
5 Regent Street, Suite 520
Livingston, NJ 07039

Re: **Trey Resources, Inc.**
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed August 4, 2006
        File No. 333-133924

Dear Mr. Meller:

        We have conducted a limited review of your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

General

1.   We refer to your response to comment no. 2 in your letter dated July 7, 2006. We also
        note your revised disclosure that the promissory notes were required to be repaid out of
        the net proceeds received by you pursuant to advances under the equity line of credit
        agreement. We further note section 1 of the May 4, 2004 note and the August 30, 2004
        note, which states that Cornell "may at its sole discretion transfer to their account from
        escrow such shares of the Company's Common Stock as required by each Advance
        Notice and retain and apply of the net proceeds of each Advance (after deducting any
        fees owed to [Cornell] under the terms of the Equity Line of Credit Agreement) to the
        outstanding balance of this Note as existing from time to time." In addition, the "Entire
        Agreement" section in each of the notes refers to the Note, the Irrevocable Transfer

Agent Instructions, the Equity Line of Credit Agreement and the exhibits as setting forth the entire understanding of the parties. As the notes appear to be part of a single series of transactions involving the equity line and, pursuant to the notes, the company did not appear to have the 'put' right solely within its control, please explain to us how issuing the notes, using the proceeds from the equity line to repay the notes and then converting the outstanding balance under the equity line into convertible debentures for Class A common would not impact whether the company had "completed" the private transaction of all of the securities that it registered for "resale" in its registration statement on Form SB-2 filed in October, 2003. Please see the March 2001 Supplement to the Division's Current Issues Outline regarding private equity lines with registered resales available on www.sec.gov.

2.   We note your response to prior comment 2 and the revised disclosure. In particular, we note that Cornell retained 6% of each advance on the promissory notes. Please expand your disclosure to state, if true, that this amount was in addition to the commitment and structuring fees paid to Yorkville Advisors. In addition, please provide the total amount of all fees, including any retained amounts by Cornell or Yorkville Advisors, associated with the promissory notes.

3.   We note your response to prior comment 3 that the issuance of the promissory notes to Cornell was a more efficient way of funding your operations and that your cash needs exceeded the maximum amount that could be drawn down under the equity line agreement. Please expand your disclosure to state for each promissory note how the proceeds were used.

4.   With respect to the promissory notes submitted supplementally, the notes do not appear to have been executed and certain notes contain blanks. Please provide an executed copy of each promissory note.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Scott S. Rosenblum, Esq. (*via facsimile*)
        Kramer Levin Naftalis & Frankel LLP